Exhibit 16.1

Enrome LLP

July 14, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir or Madam:

We have read Item 4.01 of the Current Reprot on Form 8-K of Wetouch Technology Inc. dated June 27, 2025, and we agree with the statements made therein insofar as they relate to our firm.

We were engaged as the independent registered public accounting firm of Wetouch Technology Inc. on May 10, 2024. During the course of our engagement, we did not issue any audit reports on the Company’s financial statements. As audit procedures were not completed, we are not in a position to express any opinion or conclusion on the Company’s financial reporting during the period of our engagement.

Very truly yours,

Enrome LLP

/s/ Enrome LLP